August 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton
Andrew Blume
Sergio Chinos
Asia Timmons-Pierce

Re:	Intelligent Living Application Group Inc. Amendment No. 3 to Registration Statement on Form F-1 Filed July 20, 2021 File No. 333-248684

Ladies and Gentlemen:

On behalf of our client, Intelligent Living Application Group Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated August 17, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1/A (the “Registration Statement”) filed to the Commission on July 20, 2021. Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission

To facilitate your review, we have separately delivered to you today a copy of the Registration Statement, marked to show changes since our last submission of the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Registration Statement on Form F-1/A filed July 20, 2021

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in Hong Kong and China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We have provided prominent disclosure on the prospectus cover page that we are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries based in Hong Kong and China and this structure involves unique risks to investors. We have provided cross-reference to our detailed discussion of the risks facing the Company and the offering as a result of this structure.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong and China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We have provided prominent disclosure about the legal and operational risks associated with being based in and having the majority of the Company’s operations in Hong Kong and China on the prospectus cover page. We have made clear these risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless.

We manufacture and sell mechanical locksets to our customers mainly in U.S. and Canada. We are not a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in the Cybersecurity Review Measures (Revised Draft for Public Comments) published by Cyberspace Administration of China or CAC on July 10, 2021. We own 100% equity interest of all our subsidiaries, including our manufacturing subsidiary in China and we do not have a VIE structure. Although we don’t believe we are subject to the recent policy statements and new regulations by Chinese government, such as those related to the use of variable interest entities (“VIE”) and data security or anti-monopoly concerns, we have discussed the potential impact to our offering and listing on Nasdaq by the recent statements and regulatory actions on the cover page of the prospectus. Our prospectus summary has addressed, but not limited to, the risks highlighted on the prospectus cover page.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: We have disclosed clearly how we refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the prospectus so that it is clear to investors which entity the disclosure is referencing to and which subsidiaries or entities are conducting the business operations. We have refrained from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. We have disclosed clearly on the cover page of the prospectus that the ordinary shares of Intelligent Living Application Group Inc., a Cayman Islands company in which investors are purchasing their interest.

Prospectus Summary, page 1

4.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong and China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have disclosed the risks that our corporate structure and having our operations in Hong Kong and China pose to investors in our summary of risk factors on page 4 of the Amended Registration Statement. We have described the significant regulatory, liquidity, and enforcement risks, including risks arising from the legal system in China, risks and uncertainties regarding the enforcement of laws and that rules and regulations in China which could change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in our operations and/or the value of our ordinary shares and cause the value of such securities to significantly decline or be worthless.

5.	Disclose each permission that you, your subsidiaries or your VIEs, if any, are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs, if any, are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We have one subsidiary that is incorporated and operating in mainland China. We disclosed each permission such subsidiary is required to obtain from Chinese authorities to operate in China or issue the ordinary shares of the Company to foreign investors on page 1 of the Amended Registration Statement. We manufacture and sell mechanical locksets to our customers mainly in U.S. and Canada and we are not a Critical Information Infrastructure Operator or a Data Processing Operator as defined in the Cybersecurity Review Measures (Revised Draft for Public Comments) published by CAC on July 10, 2021. We own 100% equity interest of all our subsidiaries including the manufacturing subsidiary in China and we do not have a VIE structure. We don’t believe we are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and we have received all requisite permissions for our business operations in China and no permission has been denied.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: We have disclosed that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor, and that as a result Nasdaq may determine to delist our securities on page 4 of the Amended Registration Statement.

Risk Factors, page 12

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have revised our disclosure to separately highlight and acknowledge the risks that through any change of regulations and rules, Chinese government may intervene or influence our operations at any time and any additional control over offerings conducted overseas and/or foreign investment in China- based issuers could result in a material change in our operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless on page 33 of the Amended Registration Statement.

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We have revised our disclosure to explain how the greater oversight by Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange could impact our business and our offering on page 33 of the Amended Registration Statement.

If you have any questions or further comments regarding our responses to the Staff’s comments or the Registration Statement, please contact me by phone at 703-618-2503 or via e-mail at Jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Bong Lau, Chief Executive Officer of Intelligent Living Application Group Inc.
Frederick Wong, Chief Financial Officer of Intelligent Living Application Group Inc.
Anthony S. Chan, CPA of Wei, Wei & Co., LLP